EXHIBIT 99.1

Nebius Group announces private placement of $1 billion in aggregate principal amount of convertible notes

Amsterdam, June 2, 2025— Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS), a leading AI infrastructure company, today announced that it has entered into definitive agreements for a private placement of senior unsecured convertible notes in an aggregate principal amount of $1 billion, in two tranches: $500,000,000 aggregate principal amount of 2.00% convertible notes due 2029 (the “2029 Notes”), and $500,000,000 aggregate principal amount of 3.00% convertible notes due 2031 (the “2031 Notes” and, together with the 2029 Notes, the “Notes”).

Arkady Volozh, founder and CEO of Nebius, said:

“We are pleased to have successfully raised $1 billion in convertible notes, which marks another major milestone and underscores the deep conviction of the investment community in our business.

"Since our $700 million equity financing in December 2024, we have been scaling rapidly and expanding our global AI infrastructure footprint. The fresh capital we are raising now gives us more firepower to go faster, paving the way for increased revenue opportunities in 2026 and further accelerating us toward our medium-term target of mid-single-digit billions of dollars in revenue as a high-margin business, with potential upside.

"Building foundational AI infrastructure is a capital-intensive business. In addition to access to the capital markets, we are fortunate to have non-core assets and equity stakes with significant growth profiles that can be used to support the future funding requirements of our core business. Our strong balance sheet and low interest burden will allow revenue growth to translate efficiently into bottom-line results and to be reinvested into our core business. These are important competitive differentiators for us as it should enable us to deploy billions of additional capital to support our plans for hypergrowth, while remaining disciplined on leverage and minimizing shareholder dilution.

"We are grateful for the continued support of our investors, who understand the scale of what we’re building and the substantial market opportunity we can capture."

The Company intends to use the net proceeds of the issuance of the Notes to finance the continuing growth of its business, including the acquisition of additional compute power, the expansion of its data center footprint, and for general corporate purposes.

The Notes will be issued pursuant to respective indentures to be dated June 5, 2025 (the “Indentures”) between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will be senior, unsecured obligations of the Company and will bear interest on the original principal amount thereof at an annual rate of 2.00%, in the case of the 2029 Notes, and 3.00%, in the case of the 2031 Notes, payable semi-annually in arrears on June 5 and December 5, beginning on December 5, 2025. The Notes will mature on June 5, 2029 and June 5, 2031, respectively, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such dates.

The original principal amount of the Notes plus an amount accreted thereon (together, the “Accreted Principal Amount”) will be payable on the respective maturity date and upon an event of default (as defined in the respective Indentures), unless the relevant Notes have been earlier repurchased, redeemed or converted in accordance with their terms. The Accreted Principal Amount shall be calculated in accordance with an accretion schedule included in the respective Indentures, such that it reaches 120% of the original principal amount of the 2029 Notes and 125% of the original principal amount of the 2031 Notes on the respective maturity dates.

The Notes will have an initial conversion rate of 19.4363 Class A ordinary shares of the Company per $1,000 original principal amount of the Notes, which is equivalent to an initial conversion price of approximately $51.45 per Class A ordinary share, representing an initial conversion premium of approximately 40% over the last reported sale price of the Company’s Class A ordinary shares on the Nasdaq Global Select Market of $36.75 on May 30, 2025. For the avoidance of doubt, for the purposes of the exercise of any conversion rights in respect of the Notes, the conversion rate and conversion price will be based on the original principal of Notes, and not the Accreted Principal Amount. The conversion rate and conversion price per original principal amount of Notes will be subject to customary adjustments upon the occurrence of certain events. For conversions made in connection with a “make-whole fundamental change”, as defined in the respective Indentures, the conversion rate will be increased based on a customary make-whole table.

Taking into account the Accreted Principal Amount payable at maturity, the effective conversion price of the 2029 Notes is equal to approximately $61.74 per Class A ordinary share at maturity, implying an effective conversion premium of approximately 68%, and the effective conversion price of the 2031 Notes is equal to approximately $64.31 per Class A ordinary share at maturity, implying an effective conversion premium of approximately 75%.

Prior to the close of business on the business day immediately before the date that is two months prior to the respective maturity date of the Notes, the Notes of such tranche will be convertible only upon satisfaction of certain conditions and during certain periods, including if the sale price of the Class A ordinary shares over a specified period of time is equal to or greater than 130% of the product of the then-applicable conversion rate and the ratio of the Accreted Principal Amount at the time to the original principal amount of the Notes (the “Accretion Ratio”). From the date that is two months prior to the respective maturity date of the Notes, the Notes of such tranche will be convertible at any time at the election of the holders of the Notes until the close of business on the second scheduled trading day immediately preceding the respective maturity date. The Company will settle conversions of the Notes by paying or delivering, as applicable, cash, Class A ordinary shares or a combination of cash and Class A ordinary shares, at the Company’s election, based on the then-applicable conversion rate per original principal amount of Notes.

The Company may elect to redeem the Notes, in whole or in part (subject to certain limitations), for cash on or after December 10, 2026 (approximately 18 months after closing), in the case of the 2029 Notes, and on or after June 10, 2027 (approximately 24 months after closing), in the case of the 2031 Notes, in each case before the 30th scheduled trading day immediately before the respective maturity date, but only if the last reported sale price per Class A ordinary share is equal to or greater than 130% of the product of the then-applicable conversion rate and the Accretion Ratio for a specified period of time. The Notes will also be redeemable at the option of the Company following the occurrence of certain tax law changes. The redemption price in each case will be equal to the Accreted Principal Amount at the time of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the original principal amount of such Notes to, but excluding, the redemption date. Following delivery of a redemption notice by the Company, holders of the Notes will have the right, at their option, to convert their Notes prior to the redemption date based on the then-applicable conversion rate per original principal amount of Notes. Such conversions will be settled as described above. No make-whole adjustments to the conversion rate will be made in connection with any optional redemption or tax redemption.

Holders of the Notes will have the right to require the Company to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the Indentures) at a cash repurchase price of 100% of their respective Accreted Principal Amount at the time, plus accrued and unpaid interest, if any, on the original principal amount of their Notes to, but excluding, the applicable repurchase date.

Settlement and delivery of the Notes is expected to take place on or about June 5, 2025.

The Company and the members of the Company’s Board of Directors have agreed to a lock-up period of 30 days, subject to customary exceptions. The Company has further granted the initial investors in the Notes certain registration rights in respect of the Class A ordinary shares issuable upon conversion of the Notes.

The Notes are being sold only to investors who are “qualified institutional buyers” as defined in Rule 144A under the Securities Act.

Goldman Sachs Bank Europe SE (“Goldman Sachs”) is acting as sole placement agent for the Company (and in no other role in connection with the private placement) and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs nor for providing advice in connection with the private placement or any other matters referred to in this press release.

This press release does not and shall not constitute an offer to sell, or the solicitation of an offer to buy, any Notes or Class A ordinary shares, nor shall there be any offer, solicitation or sale of Notes or Class A ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nebius Group

Nebius is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, an AI-native cloud platform, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI cloud platform built from the ground up for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house, Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

Nebius Group also operates additional businesses under their own distinctive brands:

•	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.
•	TripleTen — a leading edtech player in the U.S. and certain other markets, re-skilling people for careers in tech;

The Nebius Group also holds equity stakes in other businesses including ClickHouse and Toloka, an AI data solutions business.

To learn more please visit www.nebius.com

Contacts

Investor Relations askIR@nebius.com

Media Relations media@nebius.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditure, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: our ability to build our businesses to the desired scale, competitive pressures, technological developments, our ability to secure and retain clients, our ability to secure capital to accommodate the growth of the business, unpredictable sales cycles, potential pricing pressures, as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on April 30, 2025, which are available on our investor relations website at https://group.nebius.com/sec-filings and on the SEC website at https://www.sec.gov/. All information in this press release is as of June 2, 2025 (unless stated otherwise). Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.